Contact

www.linkedin.com/in/carolpak (LinkedIn)

Top Skills

Community Outreach
Facebook
Event Planning

Languages

English (Native or Bilingual)
Korean (Professional Working)

Carol Pak

Founder at Sool, Food & Wine Drinks Innovator 2023
New York, New York, United States

Experience

Sool

Founder
June 2017 - Present (7 years 10 months)
NY, NY

Sool is on a mission to globalize Korean alcoholic beverages.
Our portfolio consists of Makku, an unfiltered rice beer based on Korea's oldest alcoholic beverage, Makgeolli, and Soku, an RTD cocktail made with Korea's most popular spirit, soju.
www.drinksool.com

ZX Ventures

Global Manager, Explore
June 2016 - May 2017 (1 year)
Greater New York City Area

ZX Ventures is a global incubator, operator, and venture capital team backed by Anheuser-Busch InBev.

- Commercial lead for a new category, and new beverage launch in China (Chengdu, X'ian and Shanghai). Working with cross-functional teams in our APAC zone, I am responsible for the commercial strategy, branding, P&L, budget, and operations of a new brand.

Plum Alley

Director of Operations
June 2012 - December 2014 (2 years 7 months)
NY, NY

New York Silicon Alley meetup

Assistant Organizer
November 2011 - January 2013 (1 year 3 months)
NY, NY

Rewbo

Founder
May 2011 - May 2012 (1 year 1 month)

NY, NY

New York City Council
Director of External Affairs, District 20
January 2010 - March 2011 (1 year 3 months)
Flushing, NY

Korean Community Services of Metropolitan New York
Community Health Educator
June 2009 - November 2009 (6 months)
NY, NY

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Education

Columbia University - Columbia Business School
Master of Business Administration (M.B.A.), Marketing,
Entrepreneurship · (2015 - 2016)

University of Michigan
BA, Psychology · (2006 - 2009)

Stuyvesant High School
 · (2002 - 2006)